October 27, 2008

VIA FEDERAL EXPRESS AND EDGAR

Mr. Karl Hiller Branch Chief Securities and Exchange Commission 100 F Street, N.E.– Mail Stop 6010 Washington, D.C. 20549	Mark C Lee 916.558.6031 direct mlee@weintraub.com

Re:	Ameriwest Energy Corp.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 15, 2008
File No. 000-52034

Dear Mr. Hiller:

We represent Ameriwest Energy Corp., a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company as a revision to the letter submitted on October 21, 2008.

This revised letter responds to the Securities and Exchange Commission’s October 6, 2008 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2007 (the “Amended Form 10-K”) and Amendment No. 1 to Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Amended Form 10-Q”). Pursuant to our conversations with Ms. Lily Dang at the Commission, we are providing our revised responses to the comments raised. Further, we will incorporate our responses to the extent appropriate into our future quarterly and annual reports. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.

Securities and Exchange Commission
October 27, 2008 Page 2

Form 10-K/A1 for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 21

COMMENT NO. 1

We note your revisions responding to prior comments 4 and 5, describing your material weaknesses and remediation plan. While you state that you have begun the remediation improvements and expect them to be on-going, we note you disclose that there were no changes in your internal control over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note the same disclosures in your Form 10-Q/A1 for the three months ended March 31, 2008 and your Form 10-Q for the three months ended June 30, 2008.

Please expand your disclosure to clarify when you began your remediation improvements and why such improvements did not constitute material changes in your internal control over financial reporting during any of these periods.

Securities and Exchange Commission
October 27, 2008 Page 3

RESPONSE:

Remediation Improvement	Start Date

Improving the control and oversight of the duties relating to the systems we use in the evaluation and processing of certain accounts and areas and in the posting and recording of journal entries into certain accounts (in which material weaknesses have been identified).

We began some of these improvements in November 2007, specifically opening and relocating certain bank accounts to our principal office location, and such improvements did constitute a material change in our internal control over financial reporting from the third quarter to the fourth quarter of fiscal year ended December 31, 2007.

We made further material improvements in February 2008, specifically segregating daily accounting and administrative duties to more effectively process, record, summarize and report information required to be disclosed in our periodic reports, and such improvements did constitute a material change in our internal control over financial reporting from the fourth quarter of fiscal year ended December 31, 2007 to the first quarter ended March 31, 2008.

The segregation of duties relating to the processing of accounts and the recording of journal entries into certain accounts.
We made material improvements in February 2008, specifically segregating daily accounting and administrative duties to more effectively process, record, summarize and report information required to be disclosed in our periodic reports, and such improvements did constitute a material change in our internal control over financial reporting from the fourth quarter of fiscal year ended December 31, 2007 to the first quarter ended March 31, 2008.

Securities and Exchange Commission
October 27, 2008 Page 4

Retaining the services of an experienced chief financial officer to enhance our financial reporting capabilities.
We retained a Chief Financial Officer in June 2008 and such improvement did constitute a material change in our internal control over financial reporting from the first quarter ended March 31, 2008 to the second quarter ended June 30, 2008.

Establishing an audit committee comprised of independent directors.
We have not established a separate audit committee comprised of independent directors. We estimate establishing such a committee in the second quarter of fiscal year 2009 after we reach a firmer financial position and complete certain key acquisitions.

We plan to include the following disclosure in accordance with the Staff’s comments as set forth in draft form below for Item 4 – Controls and Procedures, of our Form 10-Q for the period ended September 30, 2008:

“Our management with the participation and under the supervision of our Principal Executive Officer and Principal Financial Officer reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined by Rule 13a-15(e) or 15d-15(e)) of the Exchange Act Rule 13a-15 as of the end of the period covered by this report. Based upon that evaluation, our Principal Executive Officer along with our Principal Financial Officer concluded that our disclosure controls and procedures are not effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. This conclusion is based on findings that constituted material weaknesses. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s interim financial statements will not be prevented or detected on a timely basis.

Securities and Exchange Commission
October 27, 2008 Page 5

In performing this assessment, management identified the following material weaknesses: absence of adequate segregation of duties relating to oversight and management of our systems. In light of the conclusion that our internal control over financial reporting was not effective, our management designed a plan in the fiscal year ended December 31, 2007, intended to remediate such ineffectiveness and to strengthen our internal controls over financial reporting. Our management has implemented portions of, and is in the process of implementing the remainder of this plan through the implementation of certain remedial measures, which include:

1.
Improving the control and oversight of the duties relating to the systems we use in the evaluation and processing of certain accounts and areas and in the posting and recording of journal entries into certain accounts (in which material weaknesses have been identified). We began some of these improvements in November 2007 and will continue to identify and make necessary improvements for the foreseeable future.

2.
The segregation of duties relating to the processing of accounts and the recording of journal entries into certain accounts. We completed material improvements in February 2008, specifically segregating daily accounting and administrative duties to more effectively process, record, summarize and report information required to be disclosed in our periodic reports.

3.	Retaining the services of an experienced chief financial officer to enhance our financial reporting capabilities. We retained an experienced chief financial officer in June 2008.
4.
Establishing an audit committee comprised of independent directors. We estimate establishing such a committee in the second quarter of fiscal year 2009 after we reach a firmer financial position and complete certain key acquisitions.

Securities and Exchange Commission
October 27, 2008 Page 6

While our management continues to evaluate the on-going costs of these remediation efforts, we estimate the costs of further improvements may be in excess of $300,000 per year. We believe that our improvements to date have cost approximately $100,000.

No additional material remedial measures were taken during the quarter ended September 30, 2008. Accordingly, there were no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within any company have been detected.”

Note 2 – Summary of Significant Accounting Policies, page F-8

Full Cost Method, page F-8

COMMENT NO. 2

We note your expanded full cost accounting policy disclosure responding to prior comment 10, indicating that only capitalized costs of proved properties less accumulated amortization and related deferred income taxes may not exceed the cost center ceiling amount, and stating that you have no costs capitalized that are subject to the ceiling test for impairment. Please note per Rule 4-10(c)(4) of Regulation S-X that all capitalized costs are subject to the ceiling test and that for each cost center all capitalized costs, less accumulated amortization and related deferred income taxes may not exceed the cost center ceiling amount. Please revise your disclosure accordingly.

Securities and Exchange Commission
October 27, 2008 Page 7

Additionally, revise your disclosure to reference Rule 4-10 of Regulation S-X instead of SFAS 69 as the source for the full cost rules. Finally, disclose the method you intend to use to amortize your capitalized oil and gas property costs. We presume you will use the unit of production method; therefore, your policy should address how you treat estimated future expenditures to develop proved reserves and estimated dismantlement and abandonment costs in your depletion calculation.

RESPONSE:

We plan to revise our disclosure in accordance with the Staff’s comments as set forth in draft form below for our quarterly report for the period ended September 30, 2008:

“1. Summary of significant accounting policies

Full cost method
Ameriwest uses the full cost method of accounting for exploration and development activities as prescribed by SEC Regulation S-X Rule 4-10. Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as property and equipment. This includes any internal costs that are directly related to exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and gas properties is not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves of oil and natural gas attributable to a country. The application of the full cost method of accounting for oil and gas properties generally results in higher capitalized costs and higher depreciation and amortization rates compared to the successful efforts method of accounting for oil and gas properties.

Securities and Exchange Commission
October 27, 2008 Page 8

Costs excluded
Properties and equipment include costs that are excluded from costs being depreciated or amortized. Oil and gas costs excluded represent investments in unproved properties and major development projects in which we own a direct interest. These unproved property costs include nonproducing leasehold, geological and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. Ameriwest excludes these costs on a country-by-country basis until proved reserves are found or until it is determined that the costs are impaired. All costs excluded are reviewed at least quarterly to determine if impairment has occurred.

The amount of any impairment is transferred to the capitalized costs being amortized (the depletion, depreciation and amortization) or a charge is made against earnings for those international operations where a reserve base has not yet been established. Impairments transferred to the depletion, depreciation and amortization increase the depletion, depreciation and amortization rate for that country. For international operations where a reserve base has not yet been established, an impairment requiring a charge to earnings may be indicated through evaluation of drilling results, relinquishing drilling rights or other information.

As at September 30, 2008 and December 31, 2007, Ameriwest’s oil and gas interests and deferred acquisitions costs were located in one geographical segment, being the United States of America.

Securities and Exchange Commission
October 27, 2008 Page 9

Ceiling test
The full cost ceiling test is an impairment test prescribed by SEC Regulation S-X Rule 4-10. Under full cost accounting rules for each cost center, capitalized costs of unproved and proved properties, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the "cost ceiling") equal to the sum of (a) the present value of future net cash flows from estimated production of proved oil and gas reserves, based on current economic and operating condition, discounted at 10 percent, plus (b) the cost of properties not being amortized, plus (c) the lower of cost or estimated fair value of any unproved properties included in the costs being amortized, less (d) any income tax effects related to differences between the book and tax basis of the properties involved. If capitalized costs exceed this limit, the excess is charged as an impairment expense. As of September 30, 2008 and December 31, 2007, total capitalized costs were $___________ and $1,758,653 respectively, of which $___________ and $nil consisted of oil and gas interests and $____________ and $1,758,653 of deferred acquisition costs, all of which were subject to the ceiling test for impairment. At September 30, 2008 and December 31, 2007, Ameriwest has reviewed these capitalized costs for impairment and determined that that was no impairment.

Amortization

Capitalized costs within a cost center shall be amortized on the unit-of-production basis using proved oil and gas reserves include: (i) all capitalized costs, less accumulated amortization, and less excluded costs as described above; (ii) the estimated future expenditures (based on current costs) to be incurred in developing proved reserves; and (iii) estimated dismantlement and abandonment costs, net of estimated salvage values.

For any questions or further discussions relating to this matter, please contact me directly at (916) 558-6031.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ Mark C Lee

Mark C Lee

MCL:srs

cc:	Walter Merschat